Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 10 DATED DECEMBER 14, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

RSE Siena Controlled Subsidiary

On December 10, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Siena JV LP (the “RSE Siena Controlled Subsidiary”), in which we will have the right to receive an economic return, for a purchase price of $6,000,000, which is the initial stated value of our equity interest in the RSE Siena Controlled Subsidiary (the “RSE Siena Controlled Subsidiary Investment”). The RSE Siena Controlled Subsidiary used the proceeds to refinance the recent acquisition of a single stabilized garden-style residential property totaling 292 units and approximately 274,000 rentable square feet located at 8080 NW 10th Ct, Plantation, FL 33322 (the “RSE Siena Property”). The RSE Siena Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE Siena Controlled Subsidiary is managed by American Landmark LLC (“ALA”). ALA originally closed on the RSE Siena Property on November 1, 2018. ALA is an apartment owner and operator with over 23,000 units across the southern United States. ALA manages a diverse real estate portfolio valued in excess of $2 billion.

Pursuant to the agreements governing the RSE Siena Controlled Subsidiary Investment (the “RSE Siena Operative Agreements”), our consent is required for all major decisions regarding the RSE Siena Property. In addition, pursuant to the RSE Siena Operative Agreements, we are entitled to receive an economic return of 10.50% on our RSE Siena Controlled Subsidiary Investment, which is expected to be achieved upon sale or refinancing of the RSE Siena Property. The RSE Siena Controlled Subsidiary Investment is expected to be redeemed within ten years. While the RSE Siena Controlled Subsidiary Investment is outstanding, we are entitled to receive current payments on a monthly basis, which will be paid from operating cash flows, as available. We will receive our pro rata share of operating cash flows based on our percentage ownership of the RSE Siena Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of 2.00% of the RSE Siena Controlled Subsidiary Investment.

At acquisition ALA secured financing of $41,073,000 through a senior secured loan from Berkeley Point – Fannie Mae (the “RSE Siena Senior Loan”). The loan features a 10-year term and 7 years interest-only at a fixed rate of 4.61%. Aggregate with the RSE Siena Senior Loan, the RSE Siena Controlled Subsidiary Investment features a LTV of 75.9%. The combined LTV ratio is the amount of the RSE Siena Senior Loan plus the amount of the RSE Siena Controlled Subsidiary Investment, divided by the purchase price of the RSE Siena Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV to define leverage for properties that are generating cash flow.

The RSE Siena Property is a 292-unit, two-story garden-style residential property in Plantation, FL, and was approximately 97.0% occupied at the time of our investment. The property's twenty-nine, two-story residential buildings were constructed in 1985, and the build is concrete block construction. A value-add program will be undertaken which will focus largely on improving the marketability of the assets via new signage, exterior paint, and improvements to the amenities package such as new gyms, improvements to pool areas and the clubhouses. Additionally, unit upgrades are expected to be done on all of the units, including new stainless-steel appliances, granite counters, kitchen and bathroom hardware, plank flooring, and light fixtures. In addition to the renovation work to be done at the assets, ALA will also be bringing property management in-house. ALA has proven to be an effective property manager, especially in Florida.

The Ft. Lauderdale market presents a strong opportunity arising from steady population growth in recent years, continued employment growth, low cost of doing business and solid multifamily market fundamentals.